UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2013

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, May 6, 2013, and entitled “Orbotech Announces First Quarter 2013 Results”.

2.	Registrant’s Condensed Consolidated Balance Sheets at March 31, 2013.

3.	Registrant’s Condensed Consolidated Statements of Operations for the Three Months ended March 31, 2013.

4.	Registrant’s Condensed Consolidated Statements of Cash Flows for the Three Months ended March 31, 2013.

5.	Registrant’s Reconciliation of GAAP to non-GAAP Results from Continuing Operations for the Three Months ended March 31, 2013.

6.	Transcript of an earnings conference call hosted by the Registrant to discuss its financial results for the quarter ended March 31, 2013. The transcript has been selectively edited to facilitate the understanding of the information communicated during the conference call. A replay of the conference call can be heard by accessing the investor relations section on the Registrant’s website at www.orbotech.com.

*            *             *            *            *            *

Except as set forth below, the information on this Form 6-K, including the exhibits attached hereto, shall not be deemed ‘filed’ for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394 and Registration No. 333-169146) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

FOR IMMEDIATE RELEASE

ORBOTECH ANNOUNCES FIRST QUARTER 2013 RESULTS

•	2013 first quarter:

•	Revenues: $95.5 million

•	Gross margin — improved to 42.0%

•	Non-GAAP net income: $0.16 per share (diluted)

•	GAAP net income: $0.11 per share (diluted)

•	2013 second quarter:

•	Revenue guidance: approximately $105 million

YAVNE, ISRAEL — May 6, 2012 — ORBOTECH LTD. (NASDAQ/GSM SYMBOL: ORBK) today announced its consolidated financial results for the first quarter ended March 31, 2013.

Revenues for the first quarter of 2013 totaled $95.5 million, compared to $97.1 million in the fourth quarter, and $96.5 million in the first quarter, of 2012. GAAP net income for the first quarter of 2013 was $5.0 million, or $0.11 per share (diluted), compared to GAAP net loss of $0.7 million, or $0.02 per share, in the fourth quarter of 2012 and GAAP net income of $1.6 million, or $0.04 per share (diluted), in the first quarter of 2012.

Commenting on the results, Asher Levy, Chief Executive Officer, said: “We are pleased to report a good opening to the new year and expect to post still better results in the second quarter, when we anticipate revenues of approximately $105 million. We are benefiting from the steps we took last year to reduce our expense structure and improve our balance sheet, as well as from improved industry conditions. We remain focused on key areas, such as introducing new products, providing highest quality service to our customers and improving our operating leverage, which is clearly reflected in our results. Orbotech remains committed to seeking opportunities to utilize existing technologies for the development of new products, and for uses in new industries, in order to generate incremental growth and to continue to provide our customers with innovative solutions.”

Non-GAAP net income for the first quarter of 2013 was $6.8 million, or $0.16 per share (diluted), compared to non-GAAP net income of $7.6 million, or $0.17 per share (diluted), in the first quarter of 2012. A reconciliation of each of the Company’s non-GAAP measures to the comparable GAAP measure is included at the end of this press release.

In the Company’s Production Solutions for Electronics Industry segment, sales of equipment to the printed circuit board (“PCB”) industry were $47.4 million in the first quarter of 2013, compared to $40.6 million in the fourth quarter, and $46.4 million in the first quarter, of 2012; and sales of equipment to the flat panel display industry were $13.2 million in the first quarter of 2013, compared to $17.7 million in the fourth quarter, and $11.8 million in the first quarter, of 2012. In the Company’s Recognition Software segment, sales were $1.8 million in the first quarter of 2013, compared to $2.4 million in the fourth quarter, and $2.0 million in the first quarter, of 2012.

In addition, service revenue for the first quarter of 2013 was $33.1 million, compared to $36.4 million in the fourth quarter, and $36.3 million in the first quarter, of 2012.

The Company completed the quarter with cash, cash equivalents, short-term bank deposits and marketable securities of approximately $222.5 million; and debt of $24.0 million. In February 2013, the Company prepaid $32.0 million of its loan from Israel Discount Bank Ltd., which it estimates will result in a reduction of approximately $1.8 million in its financial expenses for 2013. The remaining amount of $24.0 million due under this loan is repayable by December 21, 2013 and, accordingly, the loan has been classified as a current liability.

To date, the Company has repurchased 529,297 of its Ordinary Shares, at a total cost of approximately $4.74 million, under the share repurchase program approved in November 2012. Pursuant to approval granted by its Board of Directors, the Company will continue to repurchase shares, up to the originally approved total of $30.0 million. Such purchases will be subject, among other things, to the share price and market conditions and will be made in accordance with all applicable laws and regulations.

Legal proceedings with respect to the charges filed in the Seoul Central District Court of the Republic of Korea against the Korean subsidiary of Orbotech Ltd. and six employees thereof remain ongoing, as does the investigation by the prosecutor into the actions of employees of the Company outside of Korea. The Company’s Korean subsidiary continues to co-operate with the Korean authorities in connection with the investigation. The fiscal effect of this matter on the Company in the first quarter of 2013 was not material; however, the Company expects to continue to incur fees and expenses in connection therewith in future periods.

Due to the elimination of the proportionate method of consolidation for joint ventures under applicable Israeli GAAP, which became effective on January 1, 2013, commencing from the first quarter of 2013 Orbotech Ltd. began to account for its 50% interest in the Frontline P.C.B. Solutions Limited Partnership (“Frontline”), the joint venture owned equally by Orbotech Ltd. and Mentor Graphics Development Services (Israel) Ltd.) with respect to computer-aided manufacturing and engineering solutions for PCB production, using the equity method. As a result, the Company now reports its investment in Frontline as a one line item within investments and other non-current assets in the Company’s consolidated balance sheets; and its share of earnings on one line in its consolidated statement of operations. This presentation has been applied in the Company’s financial statements for all prior periods for consistency. The Company’s share in the earnings of Frontline was presented under operating income since Frontline is integrated into the operations of the Company.

An earnings conference call for the Company’s first quarter 2013 results is scheduled for Monday, May 6, 2013, at 9:00 a.m. EDT. The dial-in number for the conference call is 517-308-9494, and a replay will be available on telephone number 203-369-0269 until May 20 2013. The pass code is Q1. A live web cast of the conference call and a replay can also be heard by accessing the investor relations section on the Company’s website at www.orbotech.com.

About Orbotech Ltd.

Orbotech Ltd. (NASDAQ/GSM: ORBK) has been at the cutting edge of the electronics industry supply chain, as an innovator of enabling technologies used in the manufacture of the world’s most sophisticated consumer and industrial products, for over 30 years. The Company is a leading provider of yield-enhancing and production solutions, primarily for manufacturers of printed circuit boards, flat panel displays and other electronic components; and today, virtually every electronic device is produced using Orbotech technology. The Company also applies its core expertise and resources in other advanced technology areas, including character recognition for check and forms processing and solar photovoltaic manufacturing. Headquartered in Israel and operating from multiple locations internationally, Orbotech’s highly talented and inter-disciplinary professionals design, manufacture, sell and service the Company’s end-to-end portfolio of solutions for the benefit of customers the world over. For more information please see the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov. and visit the Company’s corporate website at www.orbotech.com. The corporate website is not incorporated herein by reference and is included as an inactive textual reference only.

Cautionary Statement Regarding Forward-Looking Statements

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to its operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, the timing, terms and success of any strategic transaction, the outcome and impact of the pending criminal matter and ongoing investigation in Korea, including its impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean Matter brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean Matter, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance, fluctuations in product mix, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices and other risks detailed in the Company’s SEC reports, including the

Company’s Annual Report on Form 20-F for the year ended December 31, 2012. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

AT MARCH 31, 2013

	March 31 2013	December 31 2012*
	U. S. dollars in thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	193,343	256,663
Short-term bank deposits	14,000	3,014
Marketable securities	6,947	2,238
Accounts receivable:
Trade	179,965	164,482
Other	30,975	29,836
Deferred income taxes	7,750	7,862
Inventories	87,413	93,854

Total current assets	520,393	557,949

INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities	8,252	12,788
Funds in respect of employee rights upon retirement	10,461	10,598
Deferred income taxes	13,799	13,634
Other long-term investments	6,695	7,592

	39,207	44,612

PROPERTY, PLANT AND EQUIPMENT, net	25,573	24,559

GOODWILL	12,444	12,444

OTHER INTANGIBLE ASSETS, net	13,432	14,442

	611,049	654,006

Liabilities and equity

CURRENT LIABILITIES:
Current maturities of long-term bank loan	24,000	64,000
Accounts payable and accruals:
Trade	23,414	27,472
Other	51,628	53,698
Deferred income	17,752	17,388

Total current liabilities	116,794	162,558

LONG-TERM LIABILITIES:
Liability for employee rights upon retirement	24,581	25,221
Deferred income taxes	2,238	2,236
Other tax liabilities	16,378	16,478

Total long-term liabilities	43,197	43,935

Total liabilities	159,991	206,493

EQUITY:
Share capital	2,105	2,102
Additional paid-in capital	275,874	274,856
Retained earnings	233,580	228,569
Accumulated other comprehensive income	494	628

	512,053	506,155
Less treasury shares, at cost	(61,359)	(59,151)

Total Orbotech Ltd. shareholders’ equity	450,694	447,004
Non-controlling interest	364	509

Total equity	451,058	447,513

	611,049	654,006

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2013

	3 months ended March 31		12 months ended December 31
	2013	2012*	2012*
	U.S. dollars in thousands (except per share data)

REVENUES	95,477	96,480	387,008

COST OF REVENUES	55,347	54,906	233,447

WRITE- DOWN OF INVENTORIES			14,255

GROSS PROFIT	40,130	41,574	139,306

RESEARCH AND DEVELOPMENT COSTS - net	16,314	17,213	68,703

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	17,262	18,071	73,051

EQUITY IN EARNINGS OF FRONTLINE	(1,183)	(1,829)	(6,764)

AMORTIZATION OF INTANGIBLE ASSETS	1,010	3,091	9,907

RESTRUCTURING CHARGES		1,918	5,063

IMPAIRMENT OF INTANGIBLE ASSETS			30,142

OPERATING INCOME (LOSS)	6,727	3,110	(40,796)

FINANCIAL EXPENSES- net	678	1,096	5,120

INCOME (LOSS) BEFORE TAXES ON INCOME	6,049	2,014	(45,916)

TAXES ON INCOME	1,164	542	456

	4,885	1,472	(46,372)

SHARE IN LOSSES OF ASSOCIATED COMPANY	45	45	165

NET INCOME (LOSS)	4,840	1,427	(46,537)

NET LOSS ATTRIBUTABLE TO THE NON-CONTROLLING INTEREST	(171)	(212)	(958)

NET INCOME (LOSS) ATTRIBUTABLE TO ORBOTECH LTD.	5,011	1,639	(45,579)

EARNINGS PER SHARE:
NET INCOME ATTRIBUTABLE TO ORBOTECH LTD.:
BASIC	$0.12	$0.04	($1.05)

DILUTED	$0.11	$0.04	($1.05)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE - IN THOUSANDS:
BASIC	43,321	43,402	43,501

DILUTED	43,739	43,944	43,501

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2013

	3 months ended March 31		12 months ended December 31
	2013	2012*	2012*
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)	4,840	1,427	(46,537)
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,812	5,073	17,919
Impairment of Intangible assets			30,142
Compensation relating to equity awards granted to employees and others - net	773	910	3,070
Increase (decrease) in liability for employee rights upon retirement	(640)	114	(640)
Deferred income taxes	(53)	(1,186)	(5,440)
Non-cash expenses in respect of restructuring		601	601
Amortization of premium and accretion of discount on marketable Securities, net	91		588
Equity in earnings of Frontline, net of dividend received	902	(936)	(1,232)
Other, including capital loss (gain)	246	67	1,498
Decrease (increase) in accounts receivable:
Trade	(15,483)	(2,202)	31,725
Other	(1,031)	(2,213)	(2,708)
Decrease in accounts payable and accruals:
Trade	(4,058)	(7,005)	(4,789)
Deferred income and other	(1,361)	(12,283)	(14,679)
Decrease (increase) in inventories	6,251	(2,844)	11,925

Net cash provided by (used in) operating activities	(6,711)	(20,477)	21,443

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of property, plant and equipment	(3,361)	(1,530)	(9,484)
Withdraw (placement) of bank deposits	(10,986)	51,880	142,278
Purchase of marketable securities	(264)	(14,935)	(15,614)
Proceeds from disposal of property, plant and equipment			3,034
Increase in funds in respect of employee rights upon retirement	(63)	(164)	(254)

Net cash provided by (used in) investing activities	(14,674)	35,251	119,960

CASH FLOWS FROM FINANCING ACTIVITIES:

Repayment of long-term bank loan	(40,000)	(8,000)	(32,000)
Employee stock options excercised	273	470	719
Acquisition of treasury shares	(2,208)		(1,959)

Net cash used in financing activities	(41,935)	(7,530)	(33,240)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(63,320)	7,244	108,163

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	256,663	148,500	148,500

CASH AND CASH EQUIVALENTS AT END OF PERIOD	193,343	155,744	256,663

ORBOTECH LTD.

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

FOR THE THREE MONTHS ENDED MARCH 31, 2013

	3 months ended March 31		12 months ended December 31
	2013	2012*	2012*
	U.S. dollars in thousands (except per share data)

Reported operating income (loss) on GAAP basis	6,727	3,110	(40,796)

Equity based compensation expenses	773	910	3,070
Restructuring charges		1,918	5,063
Impairment of Intangible assets			30,142
Amortization of intangible assets	1,010	3,091	9,907

Non-GAAP operating income	8,510	9,029	7,386

Reported net income (loss) attributable to Orbotech Ltd. on GAAP basis	5,011	1,639	(45,579)

Equity based compensation expenses	773	910	3,070
Amortization of intangible assets	1,010	3,091	9,907
Restructuring charges, net of tax credit		1,918	4,593
Impairment of Intangible assets			30,142
Share in losses of associated company	45	45	165

Non-GAAP net income	6,839	7,603	2,298

Non-GAAP earnings per diluted share	$0.16	$0.17	$0.05

Shares used in earnings per diluted share calculation-in thousands	43,739	43,944	44,071

Non-GAAP Financial Measures

Non-GAAP net income, non-GAAP net income from continuing operations and non-GAAP net income from continuing operations per share detailed in the Reconciliation exclude charges, income or losses, as applicable, related to one or more of the following: (i) equity-based compensation expenses; (ii) certain items associated with acquisitions, including amortization and impairment of intangibles; (iii) discontinued operations; (iv) restructuring charges; and/or (v) share in losses of associated company. Management uses these non-GAAP measures to evaluate the Company’s operating and financial performance in light of business objectives and for planning purposes. These measures are not in accordance with GAAP and may differ from non-GAAP methods of accounting and reporting used by other companies. Orbotech believes that these measures enhance investors’ ability to review the Company’s business from the same perspective as the Company’s management and facilitate comparisons with results for prior periods. The presentation of this additional non-GAAP information should not be considered in isolation or as a substitute for net income; net income attributable to Orbotech Ltd. or earnings per share prepared in accordance with GAAP, and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. The reasons why management uses these measures, the usefulness of these measures and the material limitations on the usefulness of these measures are set forth below. For a detailed explanation of the adjustments made to comparable GAAP measures, please see the Reconciliation.

To supplement the Company’s financial results presented on a GAAP basis, the Company uses the non-GAAP measures indicated in the Reconciliation, which exclude equity based compensation expenses, amortization of intangible assets, in-process research and development charges, share in losses/profits of associated companies and impairment and restructuring charges, as well as certain financial expenses and non-recurring income items that are believed to be helpful in understanding and comparing past operating and financial performance with current results. However, the non-GAAP measures presented are subject to limitations as an analytical tool because they exclude certain recurring items (such as equity compensation and amortization of intangible assets) as described below and because they do not reflect certain cash expenditures that are required to operate the Company’s business, such as interest expense and taxes. Accordingly, these non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. Management regularly utilizes supplemental non-GAAP financial measures internally to understand, manage and evaluate the Company’s business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods.

The effect of equity-based compensation expenses has been excluded from the non-GAAP measures. Although equity-based compensation is a key incentive offered to employees, and the Company believes such compensation contributed to the revenues earned during the periods presented and also believes it will contribute to the generation of future period revenues, the Company continues to evaluate its business performance excluding equity based compensation expenses. Equity-based compensation expenses will recur in future periods.

The effects of amortization of intangible assets have also been excluded from the measures. This item is inconsistent in amount and frequency and is significantly affected by the timing and size of acquisitions. Investors should note that the use of intangible assets contributed to revenues earned during the periods presented and will contribute to future period revenues as well. Amortization of intangible assets will recur in future periods and the Company may be required to record additional impairment charges in the future. The Company believes that it is useful for investors to understand the effects of these items on total operating expenses. For more information about these items, see the Reconciliation and the Company’s Annual Report on Form 20-F filed with the SEC for the year ended December 31, 2012.

COMPANY CONTACTS:
Adrian Auman	Michelle Harnish
Corporate Vice President Investor Relations	Marketing Communications Manager
and Special Projects	Orbotech, Inc.
Orbotech Ltd.	+1-603-289-7937
+972-8-942-3560

ORBOTECH LTD.

Q1 2013 ORBOTECH EARNINGS CONFERENCE CALL

MAY 6, 2013, 9:00 AM EDT, ORBK

CORPORATE PARTICIPANTS

Adrian Auman Orbotech Ltd. – Corporate VP, IR & Special Projects

Asher Levy Orbotech Ltd. – CEO

Doron Abramovitch Orbotech Ltd. – Corporate VP & CFO

Amichai Steimberg Orbotech Ltd. – President & COO

CONFERENCE CALL PARTICIPANTS

Mahesh Sanganeria RBC Capital Markets – Analyst

Andrew Uerkwitz Oppenheiemer & Co. – Analyst

Jim Ricchiuti Oppenheimer & Co. – Analyst

PRESENTATION

Operator

Welcome to the Orbotech Ltd. Q1 2013 conference call. At this time, all parties are in a listen-only mode. (Operator Instructions). Today’s conference call is being recorded. If you have any objections, you may disconnect at this time. Now, I will turn the meeting over to Mr. Adrian Auman. Sir, you may begin.

Adrian Auman – Orbotech Ltd. – Corporate VP, IR & Special Projects

Thank you, operator. Good morning. This is Adrian Auman, Corporate Vice President at Orbotech. Joining me on the call today are Asher Levy, Chief Executive Officer, joining the call from China where he has been invited to join the delegation of Israeli Prime Minister, Mr. Netanyahu, for his official visit to China this week. Also, on the call, is Amichai Steimberg, President and Chief Operating Officer and Doron Abramovitch, Chief Financial Officer.

Before starting the call, I would like to inform everyone that management will be presenting at the upcoming Oppenheimer 14th Annual Israeli Conference in Tel Aviv on May 12, at the JPMorgan TMT Conference in Boston on May 16 and at the Barclays Global Technology Media and Telecommunications conference in New York City on May 23. You should have all received a copy of the press release, which was issued earlier today. If you have not received this release, please refer to Orbotech’s website at www.orbotech.com.

Now before starting the call, I would like to mention that certain statements that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words estimate, project, intend, expect, believe and similar expressions are intended to identify forward-looking statements and these forward-looking statements involve known and unknown risk and some uncertainties. Any factors could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such forward-looking information. Additional information regarding risk and uncertainties associated with the Company’s business are included in, but not limited to, the Company’s reports filed from time to time with the SEC. With that said, I would like to turn the call over to Asher Levy.

Asher Levy – Orbotech Ltd. – CEO

Hello, everyone and thank you for joining us. As you heard, I am currently in China with the Prime Minister of Israel on a mission to strengthen strategic business cooperation between China and Israel. As you are aware, Orbotech has been operating in China for over 17 years and today has one of the largest China operations of any Israeli Company. Therefore, Orbotech was requested by the Prime Minister of Israel to be part of this important delegation.

I also apologize in advance that I will not be able to participate in the question-and-answer part of this call since I will be meeting with Chinese officials and businessmen.

We had a strong opening quarter to the new year. We were cautious last quarter, but conditions are improving and we expect the second quarter to be even better than the first. Besides the improving industry conditions, we are benefiting from the steps we took last year to reduce our expense structure, improve our balance sheet by paying down debt and by focusing on key areas such as, for example, our service business.

We enjoyed significant operating leverage, so even slight improvements had a big benefit. We significantly reduced our breakeven level and this is clearly reflected in our results. Service revenues are down a bit sequentially, reflecting our beginning of deal negotiations for service agreements in the PCB business and the weakness in the SPD business last year. But we are still targeting $150 million for the year. Our gross margins improved substantially from the fourth quarter.

And now for the PCB. PCB had a very good quarter with approximately 20% sequential sales growth. The market continues to be driven by strong demand for complex, sophisticated, personal communications and entertainment devices. After a strong 2012 for our PCB business in Korea, we continued to experience strong positive momentum in Q1 and expect it to continue into the second quarter. Our results in Korea are partially a reflection of the success of Samsung mobile devices and its surrounding ecosystem it is enjoying.

The products require sophisticated technologies such as advanced flex printed circuit boards with tight registration requirements. This basically creates a significant business opportunity for our solutions, specifically for direct imaging. We sold 39 direct imaging systems, a sharp increase over the fourth quarter.

We also see improvement in our ECM business, which is enjoying increasing penetration in the touchscreen market. We see additional opportunities materializing for ECM in the second quarter. As expected, we see increasing activity in the FPD industry. Many of our clients are returning to profitability and are focusing mainly on high-resolution technologies and LTPS backplanes.

At the same time, OLED manufacturers continue to delay volume release of products due to yield issues. We expect revenues in our flat panel display to be up sequentially in the second quarter as we begin to deliver multiple systems to China in accordance with new business booked in the first quarter. The trial in Korea is progressing and we expect a decision in a few months.

Looking ahead, we continue to seek opportunities to leverage our existing technology through new products and in new markets in order to generate incremental growth. In the second quarter, we plan to release a new direct imaging system, which would further strengthen our leadership position in the market.

We will also introduce a new AOI system to help generate additional business in the touchscreen market. And we will be introducing a new ArrayChecker system for the flat panel display in order to satisfy our customers’ needs for increased throughput and high resolution.

And now for some guidance. Next quarter, we expect revenues of roughly $105 million plus or minus. In general, we are satisfied with our results, glad that business conditions are improving and pleased to see a result from the steps we took last year to improve our financial and market position. I will now turn the call over to Doron for a more in-depth discussion of our financials.

Doron Abramovitch – Orbotech Ltd. – Corporate VP & CFO

Thank you, Asher and good morning, everyone. Let me start by giving you a short summary of financials. Revenues for the quarter were $95.5 million, exceeding the guidance we provided. Gross margin for the quarter improved to 42%, a significant improvement from the fourth quarter of last year. Our service revenues for the quarter declined to $33.1 million, but we are still targeting $150 million for all 2013, exceeding the 2012 total of $148 million.

Non-GAAP income of $6.8 million, or $0.16 per share diluted, and GAAP net income of $5 million, or $0.11 per share diluted. The measures the Company adopted during the fourth quarter designed to realign its infrastructure with current revenue levels and business conditions are included in the Q1 results.

Now I would like to give the basic numbers for those who may not have the press release in front of them. I want to remind you of the change in the accounting method that we described last quarter. Basically, Israeli GAAP as of January 1, 2013 that was switched from the proportional to the equity method for investment in foreign clients are 50% interest with Mentor Graphics for CAM for PCB.

For Q1, we reported present and historical results in the new format. This means that the investment that had been reflected on various lines and income statements is now presented in one line on the P&L before operating income. Obviously, it did not affect the bottom line.

Revenues totaled $95.5 million compared to $97.1 million in the fourth quarter of 2012 and $96.5 million in the first quarter of 2012. 76% of our sales of equipment in this quarter were to the PCB industry and totaled $47.4 million compared to 77%, or $46 million in the first quarter of 2012. 21% of our total quarterly sales of equipment were to the FPD industry, totaling $13.2 million compared to 20%, or $11.8 million in the first quarter of last year.

Service revenues for this first quarter of 2013 were 35% of total revenues, or $33.1 million compared to 38%, or $36.3 million in the first quarter of 2012. Our service part of the business continues to have a very positive impact to our business; although this quarter, our revenue declined mainly due to timing of finalizing certain service contracts for 2013. We are targeting to exceed the 2012 total of $148 million.

GAAP net income for the first quarter of 2013 was $5 million, or $0.11 per share diluted, compared to GAAP net income of $1.6 million, or $0.04 per share diluted in the first quarter of 2012.

My remaining comments will focus on the non-GAAP financials for the first quarter of 2013. The main differences between the GAAP and non-GAAP results for the quarter are stock compensation expenses and amortization and impairment of intangible assets.

Non-GAAP net income was $6.8 million, or $0.16 per share diluted, compared to non-GAAP net income of $7.6 million, or $0.17 per share diluted in the first quarter of 2012. Gross margins for the quarter were 42%, a significant improvement over the fourth quarter of last year. This increase resulted from the improved revenue mix and the increased utilization of our manufacturing capacity.

Our operating expenses were $33.6 million and we expect them to continue in the $33 million to $34 million range for the next few quarters. The Company’s expenses relating to the Korean matter were essentially offset by an insurance refund.

Turning now to the balance sheet, as we previously announced, we strengthened our balance sheet even further by prepaying $32 million of our long-term loan. This will result in a savings of approximately $1.8 million in interest expenses in 2013. We ended the quarter with approximately $198 million of net cash. While our receivables and DSOs grew at the end of the quarter, our strong collections in April will reduce the DSOs at the end of Q2. We managed to reduce our inventories to $87.4 million as a result of our ability to monitor them on a daily basis.

As to our share buyback program, which began last December, as of today, we have repurchased approximately 530,000 shares. The program is up to $30 million by the end of 2013.

I will conclude by reiterating the guidance of approximately $105 million in revenues for the second quarter. As Asher mentioned, we are benefiting from the steps we took last year to reduce our expense structure, improve our balance sheet and by focusing on key areas. We enjoyed significant operating leverage, so even slight improvements have a big benefit. We significantly reduced our breakeven level and this is clearly reflected in our results. That concludes my comments and I will now turn the call over to Adrian Auman.

Adrian Auman – Orbotech Ltd. – Corporate VP, IR & Special Projects

Thank you, Doron. Operator, we will now be ready for questions.

QUESTION AND ANSWER

Operator

(Operator Instructions). Mahesh Sanganeria, Oppenheimer Company.

Mahesh Sanganeria – RBC Capital Markets – Analyst

Thank you very much and congratulations on a very good quarter. On the PCB side, definitely are seeing a year-over-year growth. Do you expect for the rest of the year, are we going to continue to grow from here? Is that your expectation on the PCB side?

Amichai Steimberg – Orbotech Ltd. – President & COO

Hi, this is Amichai. Right now, based on what we are seeing out there, the PCB is strong. Asher mentioned a few elements that make it so strong, for example, the flex business and the Korea environment. What we see going into the second quarter, we believe that the levels of business — level that we had in the first quarter will continue. It is too soon to see the second half, but based on the high-level macroeconomic that eventually will impact our PCB business, we believe that we will have a strong year in the PCB.

Mahesh Sanganeria – RBC Capital Markets – Analyst

Okay, that is helpful. And on the flat panel side, you said it is going to grow in Q2, but we are coming off a very low level. Do you see an inflection happening on that business anytime soon? Are you seeing any signs of getting to a more normalized level or in fact, if you can give us an idea what do you think in the normal environment that the run rate could be?

Amichai Steimberg – Orbotech Ltd. – President & COO

Normal environment is usually when you look backwards. Going forwards, it is more like — we believe that 2013, in terms of levels of overall CapEx in this industry, will be significantly better than 2012. Not sure it would be as expected going into the year, but it will be definitely more than the 2011 — in ‘12, sorry — and obviously that will impact our business, which right now we see a better year compared to 2012, which in a way was the trough.

As for the quarters, as we said, I believe, last time, the first quarter should be the lowest quarter in our FPD business. We said that it will be sequentially up going into the second quarter. We are now working on new expansion or customers are now working on their new expansion for the second half of 2013, which can easily slide to 2014. When I am saying new expansion, I am referring to investment in China and obviously in the OLED. The magnitude of that is still too soon to quantify, but it will be a better year than 2012.

Mahesh Sanganeria – RBC Capital Markets – Analyst

Okay. So just a little bit more color, if you can provide, you said something – you did give us that right now the driver is more LTPS. Can you give us some kind of sense on how the whole thing is split between big size and small size (inaudible) on the FPD spending and how do you see that trending?

Amichai Steimberg – Orbotech Ltd. – President & COO

So we can refer to what we know about 2013 and what we hear from customers and what we see from analysts, technology industry analysts, the new investments in China will be a mix between large flat panel ETV displays and tablet, small, midsize. I don’t know the exact breakdown, but it’s, I would say, roughly 60/40. Still 60% for the 7.5 and 8 generation and maybe 4,5 and 4.6 where the (inaudible) is right now still for lower glass panel.

Mahesh Sanganeria – RBC Capital Markets – Analyst

Okay. And a quick question on — what would be your interest expense? I guess this should go away after the end of this year, but what is the run rate for the next three months, next three quarters, sorry?

Doron Abramovitch – Orbotech Ltd. – Corporate VP & CFO

You mean the interest?

Mahesh Sanganeria – RBC Capital Markets – Analyst

Interest expense, yes.

Doron Abramovitch – Orbotech Ltd. – Corporate VP & CFO

Yes, it is a bit complicated. The interest is supposed to be breakeven because we have — we generate interest from the cash that we have and we have some interest on doing the business and the loans. So basically, it is a breakeven, but, of course, there are some other currencies expenses, etc. that we cannot predict, but the interest, if you mean what we know, is breakeven.

Mahesh Sanganeria – RBC Capital Markets – Analyst

Okay, thank you very much.

Operator

Andrew Uerkwitz, Oppenheimer Company.

Andrew Uerkwitz – Oppenheiemer & Co. – Analyst

Thanks, guys, for taking my questions. The first one, do you have any sense of what the utilization rates are in the display industry? It seems like our checks are kind of mixed. Some are saying they are fully utilized; others are running fairly low. So do you have any color there?

Amichai Steimberg – Orbotech Ltd. – President & COO

So I guess we share the same view. The ones that are placing orders are definitely enjoying higher utilization rates. Some of them are working in overcapacity transferring jobs to other vendors. We see also that and we do see some other fabs that are working on 60%, 70% utilization. Overall, the last quarter, the first quarter, was very positive, maybe for the year. For most of the manufacturers in the FPD, it was a return to profits and profit obviously comes together with utilization. So the overall trend I think it is positive right now.

Andrew Uerkwitz – Oppenheiemer & Co. – Analyst

Thank you. And then last question on display, are you booking OLED orders and how much — could you go into a little bit more detail on the activity that you are seeing there?

Amichai Steimberg – Orbotech Ltd. – President & COO

We said that also the OLED is not — is still in a very low level in terms of the amount of new investments and so forth. We definitely are out there working on the opportunities that are available. The magnitude is limited. Manufacturers are still suffering from very low yields, very expensive processes, but we have solutions for the OLED and we believe eventually when the OLED will pick up, we will be in a very good position.

Andrew Uerkwitz – Oppenheiemer & Co. – Analyst

Okay. And then last question I had is you guys did a really good job of resetting your expense levels to a much lower breakeven point. What do we need to see or what do you need to see positively when you start kind of cranking, hiring back up and building the capacity you need to support a larger business?

Doron Abramovitch – Orbotech Ltd. – Corporate VP & CFO

Andrew, the fact that we managed to reduce, and a breakeven point will help us when revenues will go up, and what we call core expenses to generate, of course, much more profit and I think that you can see it in these Q1 results versus previous quarters that we managed to take the extra mile. Meaning that they, on the same level of revenues, we generate more profit and when time will come and we’ll gain more profit, of course, it will help us to gain much more profit on the bottom line.

Andrew Uerkwitz – Oppenheiemer & Co. – Analyst

Thanks, guys. Good quarter. I appreciate it. Thank you.

Operator

Jim Ricchiuti, Needham & Company.

Jim Ricchiuti – Oppenheimer & Co. – Analyst

Thanks. I wonder if you can give us a little bit more color on the DI both in terms of the shipments by geography and applications. It was certainly a lot stronger than I was anticipating for Q1, particularly strong.

Amichai Steimberg – Orbotech Ltd. – President & COO

Hi, Jim. This is Amichai. So on the DI, I think there are a few elements that are worth to be mentioned. First, we are back to the 40s, which last time we were there, I think it was a year ago. The thing is that this is not exactly the same mix where we were when we sold 40 last year — first or second quarter of 2012.

Right now, a big portion of DI is for the rigid flex application, which most of it right now is being done in Korea related to the mobile devices, mainly Samsung mobile devices. We found that our solution, the DI solution is a very good solution for the flex technology because of the technology that we are using, the laser technology and in fact, roughly speaking, I would say that close to 40% of the DIs that we sold were somehow related to the rigid flex technology.

And Korea obviously was a key region in that aspect. On top of that, what we call the ECM, which are the businesses outside of the PCB market, PCB industry, we faced — we are facing an accelerated penetration of the DI for mainly the touchscreen, but not only the touchscreen, also for the IC packaging. So the combination of growing flex technology, the growing use of the flex and better penetration into the ECM, basically I think is the story behind the DI in the first quarter. And both trends should continue going into the second quarter and hopefully into the second half of 2013.

Andrew Uerkwitz – Oppenheiemer & Co. – Analyst

Okay, that is helpful. Can you talk at all too about — you have got a fairly aggressive group of new products that you are planning for Q2. What should we expect for your R&D? You have taken out costs, but is there going to be a bump up in R&D expense as you launch some of these new products in the quarter?

Amichai Steimberg – Orbotech Ltd. – President & COO

No, you should not expect any major change in the level of investment that we are investing in R&D. We have always introduced new products. I would say that more than 90% of the products we sell today are products that were introduced to the market in the last two years, more or less. It is true that next quarter we will be introducing three products, as Asher mentioned — one AOI, one DI and one tester for the FPD.

And I can also share with you that our NPI, new product introduction, roadmap is very populated going forward. But, again, this is part of our overall investment in the R&D and the timing and the magnitude of those introductions are already embedded in the roadmap of the R&D and the overall expense that we spend on a yearly base on R&D. So, there is no real connection between these two.

Andrew Uerkwitz – Oppenheiemer & Co. – Analyst

Okay. And one final question, just on the service revenue. This appears to be a little later than you would normally see with some of the negotiations with customers. Can you talk a little bit more about that? And your confidence level that we are going to see the kind of sequential growth that can get you to the annual targets?

Amichai Steimberg – Orbotech Ltd. – President & COO

Right. So, first of all, right now, looking ahead into the year, the next three quarters, we have a confidence in the $150 million and we said that. The confidence derives from what we see out there, the prices of the contract, our ability to sign up on these annual contracts or it is based on the level of activity that we are seeing out there. Nevertheless, the first-quarter phenomenon was a combination of, as mentioned, late sign-up on some of the first-quarter contract in the PCB and lower level of business in the FPD that, if you remember, part of our service contract derives from warranty and when you sell less, you see — right away, the impact on the level of service. But still, as I said, we are right now comfortable with the $150 million of the growth for this year.

Andrew Uerkwitz – Oppenheiemer & Co. – Analyst

Okay, thank you. Congratulations on the quarter.

Amichai Steimberg – Orbotech Ltd. – President & COO

Thank you, Jim.

Doron Abramovitch – Orbotech Ltd. – Corporate VP & CFO

Thank you.

Operator

And there are no further questions at this time. (Operator Instructions).

Adrian Auman – Orbotech Ltd. – Corporate VP, IR & Special Projects

If there are no further questions, I would like to thank everyone for participating on the call with us. If you require any additional information about Orbotech, please visit our site at www.orbotech.com. Thank you very much and have a nice day.

Operator

Thank you. That does conclude today’s conference call. Thank you for participating. You may disconnect at this time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.
(Registrant)

By:	/s/ Doron Abramovitch
Doron Abramovitch
Corporate Vice President and
Chief Financial Officer

Date:	May 9, 2013